

January 9, 2014

Via U.S. Mail
Jorge Osvaldo Orellana Orellana
Chief Executive Officer
Chile Mining Technologies Inc.
Jorge Canning 1410
Ñuñoa, Santiago
Republic of Chile

> **Re: Chile Mining Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 000-53132**

Dear Mr. Orellana:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013
Report of Independent Registered Public Accounting Firm, page F-2

1. We note your Independent Auditor's Report is not signed. Please revise to include a signed Independent Auditor's Report as required by Rule 2-02 of Regulation S-X. Please also file updated certifications that refer to the amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining